Exhibit 99.1

Investor Relations	Media Relations
Monish Bahl CDC Software 678-259-8510 mbahl@cdcsoftware.com	Lorretta Gasper CDC Software 678-259-8631 lgasper@cdcsoftware.com

Nueske’s Applewood Smoked Meats Implements Ross ERP to Help Improve Operational Efficiency and
Facilitate its Growth

ATLANTA — Oct. 11, 2011 – Ross Systems, Inc., a subsidiary of CDC Software Corporation, announced today that Nueske’s Applewood Smoked Meats has implemented Ross ERP that will help provide scalability for its growth, streamline business processes, facilitate compliance with government/industry food safety regulations, and improve visibility and traceability throughout their supply chain.

Based in Wittenberg, Wisconsin, Nueske’s Applewood Smoked Meats is a privately held manufacturer of award-winning Applewood Smoked Meats, including bacon, ham, poultry, and sausage. Since 1933, three generations of the Nueske family have been involved in producing premium quality smoked meats. The National Association for the Specialty Food Trade (NASFT) has honored Nueske’s Applewood Smoked Sliced Bacon with the prestigious Gold Medal (“sofi” Award) in 2001, 2006, 2009, 2010, and 2011 and several other Nueske’s products have received silver medals, as well. The American Culinary Institute honored Nueske’s Applewood Smoked Sliced Bacon with its Award of Excellence for nine consecutive years from 1994-2002. A judging panel from the American Culinary Institute, comprised of executive chefs, certified culinarians, and chef/owners of America’s finest restaurants, among other experts, also recognized Nueske’s bacon as the “finest Applewood Smoked Bacon in America.”

This award-winning meat manufacturer implemented the Ross ERP system because it can easily scale to keep up with its growth since they were unable to do that with their legacy system. Like other manufacturers in the food industry, Nueske’s also must comply with a variety of government and industry regulations for food safety such as the U.S. Department of Agriculture (USDA). With Ross’ integrated quality control and bidirectional lot tracing through Trace Express, the company expects to trace its products quickly and more easily than under its previous system.

“Ross ERP provides a centralized depository of information which facilitates fast access to information that ultimately improves our productivity and decision making skills,” said Glenn Gazzolo, chief operating officer of Nueske’s. “Ross ERP serves as the backbone for standardizing processes throughout the company which will further promote productivity and operational efficiency. We also chose Ross ERP because its functionality specifically addresses the food industry. CDC Software really demonstrated a deep understanding of our business.”

Gazzolo added, “Another key driver that led us to select Ross was attending their annual SIG user conference where we met freely with customers. We were very impressed on how satisfied the customers were and how much the system improved their businesses. This was further validated after a site visit with Ross customer, Berner Food & Beverage. I look forward to the next Ross SIG conference since this forum is an invaluable asset for users to improve their business and learn best practices in their industry.”

Troy Grove, CIO of Berner Food & Beverage, Inc., a food manufacturer that uses Ross ERP and several CDC Software products including CDC Factory, and Pivotal CRM said, “Like other Ross’ customers, we think of it as a “pay it forward” to help educate other manufacturers on the many productivity gains and benefits we have seen in using the Ross system.  However, with any system, it’s a partnership and a two way street, so you need to work closely with your vendor to learn how to fully utilize the built in features and functionality of the system to maximize the benefit.”

“Ross Enterprise was specifically tailored to meet the distinct business and regulatory challenges of food producers like Nueske’s Applewood Smoked Meats,” said Sherri Rodriguez, president of Ross Systems. “We are delighted on the successful implementation of Ross ERP and look forward to a long-term partnership in helping this leading meat producer grow and prosper. We have a proven track record of helping thousands of companies improve the efficiency of their manufacturing operations which helps position them for growth. ”

Ross ERP specifically addresses the unique challenges in the food manufacturing including the need for detailed product costing and profitability analysis, optimized forecasting and scheduling, efficient management of highly variable raw materials, improved order fulfillment and customer service, inventory optimization with minimal spoilage, and compliance with food safety regulations and mock recalls.

About Ross Systems

Ross Systems is a subsidiary of CDC Software (NASDAQ: CDCS), a global enterprise software provider of on-premise and cloud deployments.. Ross Systems offers an on-premise ERP suite of solutions called Ross Enterprise and a cloud version of its ERP solutions called Ross in the Cloud. Ross’ ERP solutions can help manufacturers increase operational efficiencies, improve profitability, strengthen customer relationships and streamline regulatory compliance. Ross solutions offer industry-specific functionality for a variety of industries including food and beverage, life sciences, chemicals, metals and building materials. The comprehensive suite of solutions include functionality in ERP, financials, inventory control, manufacturing, track and trace, maintenance management, process planning, purchasing, sales order process, vendor management inventory and business analytics. For more information on Ross solutions, please visit: www.rossinc.com.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” that are made in reliance upon the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are generally accompanied by words such as “plan,” “expect,” “designed” and other words that connote expectations of future events, rather than statements of fact, and include statements relating to, among other things, our beliefs regarding our solutions’ ability to help our customers realize value, expand their businesses, improve compliance, reduce costs, increase efficiencies and real-time visibility, improve traceability, and provide competitive advantages, our expectations regarding the expanded use of Ross ERP at Nueske and the scope and timing thereof, our customers’ plans, strategies and timelines and the suitability of Ross ERP for any particular business or customer, and other statements we may make. These statements are based on management’s current expectations and are subject to risks and uncertainties and changes in circumstances. There are important factors that could cause actual results to differ materially from those anticipated in the forward looking statements including, among others: the conditions of market; the continued ability of Ross ERP solutions to address process manufacturer’s business requirements; demand for and market acceptance of new and ERP and RFID solutions; and development of new functionalities that would allow companies to compete more effectively. Results may vary from customer to customer. Further information on risks or other factors that could cause results to differ is detailed in CDC Software’s filings and submissions with the United States Securities and Exchange Commission, including our Annual Report on Form 20-F for the year ended December 31, 2009, filed with the SEC on June 30, 2010. All forward-looking statements included in this press release are based upon information available to management as of the date of this press release, and you are cautioned not to place undue reliance on any forward looking statements contained herein, which speak only as of the date of this press release. Results may vary from customer to customer based upon individual facts and circumstances. The company assumes no obligation to update or alter the forward looking statements whether as a result of new information, future events or otherwise.